Annual Shareholder Meeting Results

PCM Fund, Inc., PIMCO Income Opportunity Fund and PIMCO Dynamic
Credit Income Fundheld their annual meetings of shareholders on April 30, 2015. Shareholders voted as indicated below:

PCM Fund, Inc.
Election of Craig Dawson Class III to serve until the annual meeting for the 2017 2018 fiscal year
               Withheld
Affirmative    Authority
9,850,645     119,336
Re election of Alan Rappaport Class III to serve until the
annual Meeting for the 2017 2018 fiscal year
9,826,450     143,531
Re election of Deborah A. DeCotis Class III to serve until
the annual Meeting for
the 2017 2018 fiscal year
9,818,906     151,075

The other members of the Board of Directors at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K.
Gallagher, William B. Ogden, IV,
James A. Jacobson, and John C. Maney continued to serve as Directors of the Fund.
Interested Director